Exhibit 99.1

www.acimmune.com 2016 AC Immune - Not to be used or reproduced without permission. NOVEL THERAPIES AND DIAGNOSTICS FOR NEURODEGENERATIVE DISEASES WITH FOCUS ON ALZHEIMER’S Annual General Meeting l November 15, 2016

Vision

Become a global leader in neurodegenerative diseases leveraging dual proprietary technology platforms to develop breakthrough therapies

SupraAntigen™

Vaccines and antibodies specific to disease causing conformations



Morphomer™

Conformation-sensitive small molecules

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AC Immune

AC Immune – A leader in neurodegenerative diseases

Highlights

1. Large and growing neurodegenerative disease market driven by significant unmet medical need

2. Proprietary technology platforms (SupraAntigen, Morphomer) as engines for sustained growth

3. Diverse product pipeline with complementary diagnostic agents in clinical development (active and passive immunotherapies, small molecules)

4. Phase 3 lead product, crenezumab, with compelling phase 2 data and favorable safety profile

5. Multiple high-profile strategic alliances with leading industry partners provide external validation and resources (Roche/Genentech, J&J/Janssen, Piramal, Nestlé/NIHS[1], Biogen)

AC Immune

(1) Nestle Institute of Health Sciences SA

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AC Immune

© 2016 AC Immune. Not to be used or reproduced without permission. Annual General Meeting l November 15, 2016 4 Alzheimer’s disease Early diagnosis translates into earlier treatment and better outcome Genetic diagnosis AD tomorrow AD today Prevention Disease - modifying treatment Symptomatic treatment Imaging diagnosis Clinical diagnosis Age Genetic diagnosis ▪ The future treatment paradigm for neurodegenerative diseases may involve different disease - modifying treatments used at various points in the progression of the disease ▪ Possible combination therapies: ▪ Passive immunization targeting Abeta (e.g., crenezumab ) together with anti - tau antibodies ▪ I mmunotherapies and small molecules targeting Abeta or tau Health index

© 2016 AC Immune. Not to be used or reproduced without permission. Annual General Meeting l November 15, 2016 5 Healthy cell Recipient cell Misfolded proteins are generally recognized as leading causes of neurodegenerative diseases AC Immune’s therapies intervene at key points in the disease pathway Healthy cell Affected cell Recipient cell Nucleus Misfolded proteins Nucleus Nucleus Normally folded proteins Nucleus Reverse misfolding Inhibit spreading Promote disaggregation Prevent seeding

© 2016 AC Immune. Not to be used or reproduced without permission. Annual General Meeting l November 15, 2016 6 AC Immune’s technology leadership SupraAntigen TM Vaccines and antibodies specific to disease causing conformations Morphomer TM Conformation sensitive small molecules Product - focused and highly productive platforms drive growth Immunotherapy against conformation - specific targets ▪ Antibodies and vaccines highly selective for conformational targets ▪ Rapid antibody response ▪ Acceptable safety profile – T - cell independent mechanism does not trigger T - cell correlated inflammatory response ▪ 4 products in clinical development: crenezumab , ACI - 24, ACI - 35, anti - Tau antibody Hickman et al, JBC 286, 2011 Generation of conformation specific small molecules ▪ Rational chemical design for small molecules that target CNS diseases ▪ Robust library of compounds with desirable properties including brain penetration ▪ Protein propagation inhibitors ▪ Proof - of - concept in animal models ▪ 5 development candidates

Strategy to create value and mitigate risk

Platform	Application	Lead indication	Expansion
SupraAntigen	Conformation-specific biologics	▪ AD Therapy ▪ AD Diagnostic	▪ Down syndrome ▪ Neuro-orphan (PSP, Huntington's)
Morphomer	Conformation-specific small molecules	▪ AD Diagnostic ▪ AD Therapy	▪ PD Therapy ▪ PD Diagnostics ▪ Neuro-orphan (LBD)

Continuous	Short-term	Medium-term
Scientific foundation to generate robust pipeline	Create best-in-class late stage AD assets	Other proteinopathies of the brain and nervous system

Long-term

Goal: Leader in personalized treatments for neurodegenerative diseases

Note: Neuro-orphan = neurodegenerative orphan disease, PD = Parkinson's Disease, PSP = Progressive Supranuclear Palsy, LBD = Lewy Body Dementia

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AC Immune

AC Immune's robust pipeline

Driven by our proprietary technology platforms

	Product candidate (target)	Indication	Partner
AD treatment and prevention	**Crenezumab** (anti-Abeta antibody)	AD treatment[1]	Genentech A Member of the Roche Group
		AD prevention	
	ACI-24[2] (anti-Abeta vaccine)	AD treatment	
	ACI-35 (anti-pTau vaccine)	AD treatment	Janssen
	Anti-Tau antibody	AD treatment	Genentech A Member of the Roche Group
	Morphomer Tau (Tau inhibitor)	AD treatment	
Other disease treatment	**ACI-24** (anti-Abeta vaccine)	Down syndrome[3]	
	Morphomer Abeta (Abeta inhibitor)	Glaucoma	
	Morphomer α-syn (α-synuclein inhibitor)	Parkinson's	
Diagnostics	**Tau-PET imaging agent**[4]	AD diagnostic	Piramal Healthcare
	IVD[5] (Tau, Abeta)	AD diagnostic	
	α-syn-PET imaging agent	Parkinson's diagnostic	Biogen


Discovery
Pre-clinical
Phase 1
Phase 2
Phase 3

(1) AD = Alzheimer's disease
(2) In process of completing a Phase 1/2a study
(3) AD and cognitive impairment associated with Down syndrome
(4) Currently in first in-man study. Piramal Imaging is expected to advance this program into Phase 1 clinical development in 2016. PET = positron emission tomography
(5) IVD = in vitro diagnostic

Biologics | Small molecules | Diagnostics

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AC Immune

Highlights and achievements 2015/2016

Company

- Received upfront payment from Janssen deal on ACI-35 signed in December 2014 (01/2015)
- Awarded grant from The Michael J. Fox Foundation for Parkinson's disease to support development of alpha-synuclein PET-tracers (02/2015)
- Received milestone payment from Genentech for selection of anti-Tau lead antibody for further development towards clinical trials (07/2015)
- Received milestone payment from Genentech/Roche for decision to move crenezumab into phase 3 clinical development in Alzheimer's disease (07/2015)
- Signed collaboration agreement focused on early diagnosis of AD in CSF and blood with Nestlé Institutes of Health Sciences (09/2015)

- Signed R&D collaboration agreement with Biogen focused on development of PET-ligands for alpha-synuclein and TDP-43 (04/2016)
- Secured CHF 42.7 million Series E crossover financing round from group of highly regarded investors (05/2016)
- Received milestone payment from Genentech for start of Phase 1 of anti-Tau antibody
- Secured net proceeds of $ 70.5 million* (CHF 69.4 million) from Initial Public Offering at NASDAQ

* Including 15% greenshoe

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AC Immune

© 2016 AC Immune. Not to be used or reproduced without permission. Annual General Meeting l November 15, 2016 10 Highlights and achievements Clinical stage programs Clinical stage programs ▪ Crenezumab (1) : Commenced patient recruitment of CREAD Phase 3 clinical trial in Q1 2016 ▪ ACI - 24 in DS: Initiated Phase 1 clinical trial in collaboration with the University of California San Diego in people with Down syndrome and published scientific publication in PLOS one ▪ ACI - 35 (2) : Completed enrollment of all patients (cohort 1 - 5) of extended Phase 1b study ▪ Tau - PET imaging agent (3) : Commenced First - in - Man clinical studies after approval of IND and developed improved lead compounds with best - in - class properties ▪ Anti - Tau antibody (1) : Dosed first patient in P hase 1 clinical trial for Alzheimer’s disease Developed under out - licensing agreements with (1) Genentech, (2) Janssen and (3) Piramal

© 2016 AC Immune. Not to be used or reproduced without permission. Annual General Meeting l November 15, 2016 11 Highlights and achievements Pre - clinical stage programs ▪ Morphomer Tau (AD): Demonstrated dose - dependent reduction of pathological Tau and improvement of memory ▪ Morphomer Abeta (glaucoma): Revealed promising efficacy with enhanced development properties ▪ Morphomer alpha - synuclein (PD): Showed dose dependent reduction of pathological aggregated alpha - synuclein, rescuing of neuronal function an d improved safety ▪ Alpha - synuclein - PET imaging agent: Revealed promising candidates with high selectivity for alpha - synuclein aggregates and Lewy bodies and good brain penetration and clearance Developed under out - licensing agreements with (1) Genentech, (2) Janssen and (3) Piramal

© 2016 AC Immune. Not to be used or reproduced without permission. Annual General Meeting l November 15, 2016 12 Strategy for value creation EVOLVE strategy to develop late stage assets in - house CONTINUE to leverage our dual platform technologies to efficiently advance commercially viable product candidates EXPAND into other neurodegenerative and neuro - orphan diseases ▪ Pursuing neuro - orphan indications may enable us to obtain a streamlined regulatory approval pathway and favorable reimbursement treatment of any approved product INVEST resources to further establish leadership in neurodegenerative diseases and complement existing technology leads ▪ Accelerate the advancement of our diagnostic portfolio ▪ Continue to explore new targets

www.acimmune.com © 2016 AC Immune. Not to be used or reproduced without permission. Financial Overview Annual General Meeting l November 15, 2016

© 2016 AC Immune. Not to be used or reproduced without permission. Annual General Meeting l November 15, 2016 14 Financial overview (IFRS) Key financial data For the Year Ended December 31 (all figures in CHF millions excepts EPS data) 2015 2014 Change Income statement Revenues 39.1 30.3 29.1% R&D expenses 17.0 16.1 5.8% G&A expenses 3.4 3.4 (0.5%) Total operating expenses 20.5 19.6 +4.7% Operating income 18.6 10.7 73.8% Financial result, net 1.6 - n/m Net income 20.3 10.7 88.7% EPS – basic 0.47 0.25 88.0% EPS - diluted 0.44 0.24 83.3%

© 2016 AC Immune. Not to be used or reproduced without permission. Annual General Meeting l November 15, 2016 15 Financial overview (IFRS) Key financial data As of December 31, (all figures in CHF millions) 2015 2014 Balance Sheet Cash 76.5 3.3 Accounts receivable 0.3 25.9 Total assets 79.9 30.3 Total shareholders’ equity 71.0 23.5 Total liabilities 8.9 6.8 Total liabiliities and shareholders’ equity 79.9 30.3

© 2016 AC Immune. Not to be used or reproduced without permission. Annual General Meeting l November 15, 2016 16 Financial overview (IFRS) Key financial data For the Nine Months Ended September 30, (all figures in CHF millions) 2016 2015 Change Income statement Revenues 21.8 38.8 (43.8%) R&D expenses 18.7 11.3 65.4% Total operating expenses 23.2 13.8 67.1% Net income (2.3) 25.9 n/m As at September 30, 2016 2015 Balance sheet Cash and cash equivalents 157.6 53.7 Total assets 160.7 55.1 Total equity 146.2 48.2